Filed by Omnicom Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Omnicom Group Inc.; Publicis Groupe S.A.
Filer’s SEC File No.: 001-10551
Date: July 28, 2013

Publicis Omnicom Group

The New Industry Standard

Combination of Industry Leaders

     Top Best Clients Talent

     Leading Innovation

The New If Industry not Standard

A merger of equals

Name of

combined Publicis Omnicom Group

entity

Transaction Merger of equals structure 50/50

equity1

Trading Traded on NYSE and Euronext Paris under the ticker symbol OMC

Market Capitalizations2 2012 Net Income3

     Equity values and

earnings $17.4bn $17.7bn $998m / $998m $947m €13.1bn €13.4bn €777m €777m €737m

Omnicom Publicis

(1) Approximately 50/50 ownership after special dividends to equalize contributions If a strapline is used, do not write in this area

(2) Market capitalization based on share prices as at 26 July 2013 and fully diluted share count (treasury method); Publicis share price converted to USD at spot USD/EUR exchange rate of 1.327

(3) Net income attributed to shareholders; Omnicom and Publicis Net Income are presented side-by-side for illustrative purposes only and have not been adjusted for accounting differences; Publicis Net Income converted to USD at 2012 average USD/EUR exchange rate of 1.285 Do not write in this area

Strategic Rationale

A New Company for a New World

Exponential development of new media giants Blurring of roles of all players Explosion of Big Data, analytics, insights

Changing consumer behavior: social, sharing, co-creating content… New talent to emerge with the evolution of technology and science Access to new tools, new models

Powerful solutions for clients New opportunities for talent

NEW STANDARD FOR OUR INDUSTRY

Creating the new industry standard

Compelling benefits for our clients

Creating a portfolio of best-in-class advertising, digital, media, PR, CRM, healthcare, and other specialized marketing services Improving depth and scope of services across communications disciplines, geographies and industries to help our clients build their brands and grow their businesses everywhere Strict firewalls for client confidentiality

Bringing together the best talent

Most highly recognized and awarded talent in the industry

Building on an outstanding track record in recruitment, talent development and retention with a common vision and culture of innovation Creating the best places to work for a new breed of talent, mixing strategy, creativity, science and technology A strong network of over 130,000 employees on five continents

Leading innovation

Leveraging investment in key marketing, data, analytics, and intelligence platforms Combining investments in new technologies to accelerate innovation

Leveraging new scale in digital world:a Big strapline Data, used, analytics, new story-telling, e- and m-commerce

Accelerating value creation

Enhancing growth Optimizing synergies

Full-range of service offerings Shared services Enhanced global footprint Production platforms Talent attraction, talent retention Optimization by country Acceleration in digital innovation Building on on-going cost Strong cross selling opportunities initiatives

Anticipating clients’ needs in a fast-changing marketplace

Dramatically changing Evolving consumer

     + + New client needs competitive landscape behavior

Growing importance of New devices and Media purchasing new media giants technology platforms migrating to real time bidding Media dollars shifting Proliferation of new more rapidly to new media channels Big Data analytics communication and insights channels Rapid growth in e-commerce and Global solutions m-commerce

Exceptionally well positioned to respond to clients’ evolving needs

Powerful and innovative offerings

In-depth understanding Enhanced and broader Strengthened client of consumer behavior + Digital offering + offering Significant client / Enriched innovative Expanded global consumer knowledge products leveraging reach Big Data (CRM, Enhanced investment Fulfillment, Improved depth and in Big Data analytics e-commerce…) scope across business lines and verticals Vertical / sector Combined investments expertise in technology to lead Greater ability to drive innovation (platforms, efficiencies for clients mobile,…)

Creates broader opportunities and significant revenue streams

Innovative partnerships with new media giants

Publicis Omnicom Group

Key partner to interact with new media giants

Integration of Big Data in added-value offerings

Enhanced ability to generate real-time consumer insights

Deliver at scale new story-telling, e- and m-commerce,…

Combining our strengths and values

     Globally Highly diversified regarded management senior leadership

Innovative and Publicis Omnicom Group Client entrepreneurial One firm commitment spirit One vision and ethics One ambition

Industry leading Rewarding creative talent talent

Creating an Industry Leading Portfolio

Industry leading agencies and talent

7 of the 15 most awarded Agency Networks in 20121

7 of the Top 10 most awarded Creative Agencies1

4 of the top 10 most awarded Digital Agencies1

3 of the top 5 global Media Networks2

3 of top 5 global PR Agency Networks3

Industry leading specialty healthcare agencies

(1) Gunn Report 2012 If a strapline is used, do not write in this area

(2) AdAge 2012 (3) PR Week 2012

Best-in-class offerings across disciplines

Pure Play

Creative Media CRM PR Specialty Digital

Deeper coverage across fast-growing geographies

Asia-Pacific

     $2.6 | €2.1 $1.6 | €1.2 $1.1 | €0.8

Publicis Omnicom Publicis Omnicom Group

Latin America

     $1.0 | €0.8 $0.6 | €0.5 $0.4 | €0.3

Publicis Omnicom Publicis Omnicom

Middle-East and Africa

Group

     $0.5 | €0.4 $0.2 | €0.2 $0.2 | €0.2

Publicis Omnicom Publicis Omnicom Group

Note If a strapline is used, do not write in this area

Combined estimates based on 2012 figures, shown for illustrative purposes only (no adjustment for accounting differences).

2012 revenue converted based on 2012 average USD/EUR exchange rate of 1.285

Combined Company Snapshot

Side-by-side financials ($bn)

20121/2 Omnicom Publicis Combined

Revenues $14.2 $8.5 $22.7

     EBITDA $2.1 $1.5 $3.6 EBITDA margin 14.7% 18.0% 15.9% Operating income $1.8 $1.3 $3.1 Operating income margin 12.7% 15.4% 13.7% Net income3 $1.0 $0.9 $1.9

Free cash flow4 $1.4 $1.1 $2.6

(1) Side-by-side and combined financials are presented for illustrative purposes only and have not been adjusted for accounting differences nor purchase accounting (2) 2012 average USD/EUR exchange rate of 1.285 (3) Attributed to shareholders Do not write in this area (4) Free cash flow from operations, before change in WC and capital expenditures

Side-by-side financials (€bn)

20121/2 Omnicom Publicis Combined

Revenues €11.1 €6.6 €17.7

     EBITDA €1.6 €1.2 €2.8 EBITDA margin 14.7% 18.0% 15.9% Operating income €1.4 €1.0 €2.4 Operating income margin 12.7% 15.4% 13.7% Net income3 €0.8 €0.7 €1.5

Free cash flow4 €1.1 €0.9 €2.0

(1) Side-by-side and combined financials are presented for illustrative purposes only and have not been adjusted for accounting differences nor purchase accounting (2) 2012 average USD/EUR exchange rate of 1.285 (3) Attributed to shareholders Do not write in this area (4) Free cash flow from operations, before change in WC and capital expenditures

Increased weight in benchmark indices

S&P 500 CAC 40

Ranking by Market Capitalization $bn1/2 Ranking by Market Capitalization €bn1/2

Illinois Tool Works #119 Schneider Electric #11 Deere & Co #120 Air Liquide #12

Publicis Omnicom Group #121 Publicis Omnicom Group #13

Yum! Brands #122 Societe Generale #14

State Street #123 Pernod Ricard #15

     … … Lorillard #224 Lafarge #27 Boston Properties #225 Michelin #28

     Omnicom #226 Publicis #29 Bed Bath & Beyond #227 LeGrand #30

McGraw Hill Financial #228 Technip #31

(1) Market capitalizations based on share prices as at 25 July 2013

(2) Omnicom and Publicis market capitalization based on share prices as at 25 July 2013 and shares outstanding Do not write excluding this treasury area shares; Spot USD/EUR exchange rate of 1.324

Positioned for best-in-class profitability

     Expected run-Levers Drivers of efficiencies rate savings1

Scalability Savings on third party services from increased scale and elimination of duplication $260m

Efficiencies from pooling of resources and infrastructure

     Internal $240m (procurement, production platforms, support functions) Efficiencies

Total $500m|

Synergies expected to be accretive to both margins and Adjusted EPS2 €377m3

(1) Full synergies to be achieved over 5 years; total estimated cost to achieve of $400m If a/strapline €301m is used, do not write in this area (2) Adjusted EPS excludes non-cash amortization of intangible assets (3) Spot USD/EUR exchange rate of 1.327 as of 26 July 2013

Transaction Structure

Transaction structure

Name of

combined Publicis Omnicom Group

entity

Merger of equals

Transaction

      50/50 equity1 structure

Expected to be tax free to Omnicom and Publicis shareholders

      Omnicom shareholders: for each Omnicom share, 0.813 shares Shareholder of the new company and a special dividend of $2 per share2 consideration Publicis shareholders: for each Publicis share, 1 share of the new company and a special dividend of €1per share

Incorporation The Netherlands

      Common shares to be listed on NYSE and Euronext Paris Listing Targeting inclusion in S&P 500 and CAC 40 indices

Ticker Symbola OMC is used, do not write in this area

(1) Approximately 50/50 ownership after special dividends to equalize contributions

     (2) In addition, Omnicom shareholders will receive the $0.40 share dividend declared on 18 July 2013, as Do well not as write one additional in this area regular quarterly dividend of $0.40 per share if declared and the record date 21 occurs prior to closing

Governance – A true merger of equals

      Maurice Lévy & John Wren: Co-CEOs for 30 months Senior After 30 months: management Non-executive Chairman, Maurice Lévy

CEO, John Wren

      Single Board structure with equal representation Bruce Crawford, initial Chairperson for first year, and Elisabeth Badinter for second year following closing Board Four committees: Nominating and Corporate Governance, Audit, Compensation and Finance 2/3 Board approval required for significant actions Commitment to gender and cultural diversity

Balanced governance consistent with the spirit of equality in the transaction

Robust capital structure

Capital Strong balance sheet structure

Prudent financial leverage

      Publicis Omnicom Group expects to maintain BBB+ rating Credit rating

Consistent with Publicis’s and Omnicom’s current ratings

Intention is to maintain credit facilities in place at Publicis and

Financing Omnicom structure

Maintain strong liquidity

Strong cash flow generation and return to shareholders

Publicis Omnicom Group

Dividend payout ratio (%)

Omnicom ~ c. 35% Publicis 33%

30%

24% 25%

2011 2012 Dividend policy

Publicis Omnicom Group expected dividend policy: ~35% dividend payout ratio

Expected next steps

Regulatory filings

AFM, AMF (passporting) and SEC Prospectus filings

Publicis and Omnicom shareholder meetings

Expected closing and listing of new shares: Q4 2013 / Q1 2014

Conclusion

Built for success!

Providing what they need…

Everywhere they are…

Clients

As a leader in a rapidly changing environment

Strict firewalls to protect client confidentiality

People The largest pool of highly recognized and awarded talent across five continents

Client focused

Developing talent

Culture

Culture of innovation

Respect as a core value

A shared vision for the future of our industry

Track record of consistent financial performance and successful transactions

Management

An experienced and balanced Board

Two recognized leaders as co-CEOs

Digital/Platforms Greater impact in a segment where scale is critical

Enhanced growth and profitability

APPENDIX

Side-by-side financials – 2012 Income Statement1/2

In $m In €m

Omnicom Publicis Combined Omnicom Publicis Combined

Revenue $14,219 $8,492 $22,712 €11,068 €6,610 €17,678

Operating Expenses (12,133) (6,963) (19,096) (9,443) (5,420) (14,863)

EBITDA 2,087 1,529 3,616 1,624 1,190 2,814

% of Revenue 14.7% 18.0% 15.9% 14.7% 18.0% 15.9%

Depreciation (182) (162) (343) (141) (126) (267)

EBITA 1,905 1,367 3,272 1,483 1,064 2,547

% of Revenue 13.4% 16.1% 14.4% 13.4% 16.1% 14.4%

Amortization (101) (58) (159) (79) (45) (124)

Operating Income 1,804 1,309 3,113 1,404 1,019 2,423

% of Revenue 12.7% 15.4% 13.7% 12.7% 15.4% 13.7%

Non Current Income / (Expenses) NA 36 36 NA 28 28 Net Interest (145) (33) (178) (113) (26) (139)

Profit Before Tax 1,660 1,312 2,971 1,292 1,021 2,313

% of Revenue 11.7% 15.4% 13.1% 11.7% 15.4% 13.1%

Income Tax (527) (362) (889) (410) (282) (692)

% of Profit Before Tax 31.8% 27.6% 29.9% 31.8% 27.6% 29.9%

Income / (Loss) From Equity Method Investments (15) 32 17 (12) 25 13 Net Income Attributed To Non Controlling Interests (119) (35) (154) (93) (27) (120)

Net Income to Shareholders3 $998 $947 $1,945 €777 €737 €1,514

% of Revenue 7.0% 11.1% 8.6% 7.0% 11.1% 8.6%

(1) 2012 financials converted at 2012 average USD/EUR exchange rate of 1.285

(2) Side-by-side and combined financials are presented for illustrative purposes only and have not been adjusted for accounting differences nor purchase accounting (3) Before adjustment for participating securities Do not write in this area

Side-by-side financials – H1 2013 Income Statement1/2

In $m In €m

Omnicom Publicis Combined Omnicom Publicis Combined

Revenue $7,036 $4,399 $11,435 €5,360 €3,351 €8,711

Operating Expenses (5,999) (3,712) (9,712) (4,570) (2,828) (7,398)

EBITDA 1,037 687 1,723 790 523 1,313

% of Revenue 14.7% 15.6% 15.1% 14.7% 15.6% 15.1%

Depreciation (91) (80) (171) (70) (61) (131)

EBITA 945 606 1,552 720 462 1,182

% of Revenue 13.4% 13.8% 13.6% 13.4% 13.8% 13.6%

Amortization (51) (30) (81) (39) (23) (62)

Operating Income 895 576 1,471 682 439 1,121

% of Revenue 12.7% 13.1% 12.9% 12.7% 13.1% 12.9%

Non Current Income / (Expenses) NA 16 16 NA 12 12 Net Interest (82) (7) (88) (62) (5) (67)

Profit Before Tax 813 585 1,399 619 446 1,065

% of Revenue 11.6% 13.3% 12.2% 11.6% 13.3% 12.2%

Income Tax (273) (164) (437) (208) (125) (333)

% of Profit Before Tax 33.5% 28.0% 31.2% 33.5% 28.0% 31.2%

Income / (Loss) From Equity Method Investments 6 3 9 5 2 7 Net Income Attributed To Non Controlling Interests (52) (12) (64) (39) (9) (48)

Net Income to Shareholders3 $495 $412 $907 €377 €314 €691

% of Revenue 7.0% 9.4% 7.9% 7.0% 9.4% 7.9%

(1) H1 2013 financials converted at H1 2013 average USD/EUR exchange rate of 1.313

(2) Side-by-side and combined financials are presented for illustrative purposes only and have not been adjusted for accounting differences nor purchase accounting (3) Before adjustment for participating securities Do not write in this area

Side-by-side financials – Balance Sheet as at 30 June 20131/2

In $m In €m

Omnicom Publicis Combined Omnicom Publicis Combined

Cash & Cash Equivalents 1,415 976 2,390 1,088 750 1,838 Other Current assets 8,874 10,439 19,313 6,822 8,026 14,848

Current Assets 10,288 11,415 21,703 7,910 8,776 16,686 Non Current Assets 10,237 10,246 20,482 7,870 7,877 15,747 Total Assets 20,525 21,661 42,186 15,780 16,653 32,433

Short-Term Debt 13 1,121 1,134 10 862 872 Other Current Liabilities 11,214 13,023 24,237 8,621 10,012 18,633

Current Liabilities 11,227 14,144 25,371 8,632 10,874 19,506

Long-Term Borrowings 4,038 689 4,727 3,104 530 3,634 Other Long-Term Liabilities 1,751 844 2,595 1,346 649 1,995

Non-Current Liabilities 5,789 1,534 7,322 4,450 1,179 5,629

Total Liabilities 17,016 15,677 32,693 13,082 12,053 25,135

Total Equity 3,509 5,983 9,493 2,698 4,600 7,298

Total Liabilities & Equity $20,525 $21,661 $42,186 €15,780 €16,653 €32,433

Net Debt 2,636 835 3,471 2,027 642 2,669

Net Debt / EBITDA LTM 1.2x strapline is 0.5x do not w 0.9x 1.2x 0.5x 0.9x

(1) Balance sheet converted at 30 June 2013 spot USD/EUR exchange rate of 1.301

(2) Side-by-side and combined financials are presented for illustrative purposes only and have not been Do not adjusted writefor in accounting this area differences nor purchase accounting

Safe harbor Statement

Forward-Looking Statements

This presentation contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omincom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

No Offer or Solicitation

This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with If the a strapline SEC by is the used, parties do not through write the in this website area maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, Do (212) not write 415-3600 in this (for area documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

CONFIDENTIAL 33

Safe harbor Statement

Important Additional Information Will be Made Available in an AFM Approved Prospectus

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Important Additional Information for Publicis Shareholders

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

No EEA Prospectus until Admission Prospectus

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

Participants in the Solicitation

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

Non-GAAP Financial Measures

This presentation contains estimated financial information that is unaudited and not presented in accordance with US Generally Accepted Accounting Principles (GAAP). Such information includes financial information relating to Publicis Groupe S.A. presented in accordance with International Financial Reporting Standards (IFRS); information relating to the combined financial data presented with the side-by-side financials; estimated efficiencies and run-rate savings; estimated synergies and efficiencies; and adjusted earnings per share, which excludes non-cash amortization of intangible assets. This information has been provided on a forward-looking basis pursuant to an exception for non-GAAP financial measures included in disclosures relating to a proposed business combination transaction, the entity resulting from the business combination transaction or an entity that is a party to the business combination transaction where the communication containing such disclosure is subject to the US Securities and Exchange Commission's rules relating to communications applicable to business combination transactions. Investors should not place undue reliance on these measures and should carefully review the risks and uncertainties described in the cautionary statement relating to "Forward-Looking Statements" contained herein.

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